May 24, 2011

VIA EDGAR
Mr. John Reynolds
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street
Washington, DC 20549

Re:	Empeiria Acquisition Corp.
Registration Statement on Form S-1
Filed March 4, 2011, as amended
File No. 333-172629

Dear Mr. John Reynolds:

Empeiria Acquisition Corp. (the “Company”, “it”, “we”, “us” or “our”) hereby transmits its response to the oral comments received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on May 24, 2011 regarding our Registration Statement on Form S-1 (the “Registration Statement”) previously filed on March 4, 2011, as amended. A marked version of Amendment No. 5 to the Registration Statement (“Amendment No. 5”) is enclosed herewith reflecting all changes to the Registration Statement.

1.
With respect to other SPACs where there are permitted purchases without a limitation, we are aware of the following SPACs: Global Eagle Acquisition Corp. (effective May 12, 2011), Global Cornerstone Holdings Limited (effective April 15, 2011) and SCG Financial Corp. (effective April 8, 2011).

2.	With respect to the Risk Factor on page 24 of the Registration Statement, please see below our revisions to the risk factor in response to the Staff’s comment:

If we submit our business transaction to our stockholders for approval, we may use funds in our trust account to purchase, directly or indirectly, shares from holders thereof who have indicated an intention to redeem their shares.

Solely if we submit our business transaction to our stockholders for approval, and we do not conduct redemptions in connection with our business transaction pursuant to the tender offer rules, if holders of shares sold in this offering indicate an intention to seek to redeem their shares, we may privately negotiate arrangements to provide for the purchase of such shares at the closing of the business transaction using funds held in the trust account and there is no limitation on the amount of such purchases that we may make. The purpose of such arrangements would be to (i) increase the likelihood of satisfaction of the requirement that no more than 93% of our outstanding shares of common stock demand to redeem their shares, or (ii) increase the likelihood of obtaining stockholder approval of the business transaction, where it appears that such requirements would otherwise not be met. This may result in the consummation of a business transaction that may not otherwise have been possible. Additionally, as a consequence of such purchases,

•	the funds in our trust account that are so used will not be available to us after the business transaction;

•
the public “float” of our common stock may be reduced and the number of beneficial holders of our securities may be reduced, which may make it difficult to obtain the quotation, listing or trading of our securities on a national securities exchange; ~~and~~

•
although we do not currently anticipate paying any premium over the per share amount then held in the trust account for such public shares, there is no limit on the premium we may pay to such holders; and

•
the payment of any premium would result in a reduction in book value per share for the remaining stockholders compared to the value received by stockholders that have their shares purchased by us at a premium.

3.	With respect to our disclosure on pages 13-15 of the Registration Statement, please see below our proposed revisions in response to the Staff’s comment:

Permitted purchases of public shares by us or our affiliates

Solely if we hold a stockholder vote to approve our initial business transaction, and conduct redemptions pursuant to the proxy rules and not pursuant to the tender offer rules, we may enter into privately negotiated transactions to purchase public shares from stockholders who would otherwise elect to redeem their shares to ensure that no more than 93% of our public shares elect to redeem their shares for cash (or such lower threshold required by the business transaction). Such purchases, if any, would be made using funds held in the trust account, would be authorized by our board of directors and there is no limitation on the amount of such purchases or the per share price that we will pay. Our sponsor, directors and officers or their respective affiliates may also purchase shares in privately negotiated transactions and there is no limitation on the amount of such purchases. Neither we nor our sponsor, directors and officers or their affiliates will make any such purchases while in possession of any material non-public information not disclosed to the seller. Moreover, even if we, our sponsor, directors and officers or their respective affiliates were to undertake such purchases, such purchases could be subject to limitations under applicable securities laws and regulations, including Regulation M. To the extent that purchases of our securities by our sponsor, officers or directors or their affiliates (which would be “affiliated purchasers” under Rule 10b-18) are on the open market, it is intended that such purchases will comply with Rule 10b-18 under the Exchange Act, which provides a safe harbor for purchases made under certain conditions, including with respect to the manner of sale, timing, pricing, and volume of purchases. If the conditions of Rule 10b-18, as in effect at the time such purchases are intended to be made, are not satisfied, such purchases may still be made provided that such purchases do not violate the anti-manipulation provisions of Section 9(a)(2) of the Exchange Act or Rule 10b-5 promulgated under the Exchange Act. We do not currently anticipate that such purchases, if any, would constitute a tender offer subject to the tender offer rules under the Exchange Act or a going-private transaction subject to the going-private rules under the Exchange Act; however, if we determine at the time of any such purchases that the purchases are subject to such rules, we will comply with such rules.  Any permitted purchases of public shares by us and our affiliates from stockholders who would otherwise elect to redeem their shares will not be made if it would reduce our net tangible assets below $5,000,000 upon consummation of our initial business transaction.

Although we do not currently anticipate paying any premium over the per share amount then held in the trust account for such public shares, there is no limitation on the amount of such premium and, in the event we do, the payment of a premium may not be fair to, or in the best interest of, those stockholders not receiving any such additional consideration. In addition, the payment of a premium may not be in the best interest of the remaining stockholders that do not redeem their shares because such stockholders will experience a reduction in book value per share and redemption price per share compared to the value received by stockholders that successfully have their shares purchased by us at a premium. Nevertheless, because any payment of a premium by us will be made only from proceeds released to us from the trust account following completion of a business transaction, no such payments will reduce the per share amounts available in the trust account for redemption in connection with the business transaction.

The company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank the Staff in advance for its consideration of the enclosed and the foregoing responses.  Should you have any questions concerning the foregoing responses, please contact Stuart Neuhauser, Esq. at (212) 370-1300.

Very truly yours,

EMPEIRIA ACQUISITION CORP.

By:	/s/ Alan B. Menkes
Alan B. Menkes
Chief Executive Officer

cc: Ellenoff Grossman & Schole LLP